UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces the Appointment of Juan Carlos Ortiz as Vice President of Operations

LIMA, Peru--(BUSINESS WIRE)--April 23, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that Mr. Juan Carlos Ortiz has joined Buenaventura as the Company’s new Vice President of Operations, replacing Mr. Gonzalo Eyzaguirre who has resigned effective April 30, 2018 due to personal reasons. Mr. Ortiz’s appointment was confirmed at the Company’s Board meeting on April 23, 2018, he will assume his new role effective May 1, 2018.

“We would like to thank Gonzalo for the important contributions he has made while at Buenaventura, most notably his leadership driving Buenaventura’s “De-Bottlenecking Program” which will improve efficiency throughout our operations. We thank Gonzalo for his service and wish him all the very best,” said Victor Gobitz, Chief Executive Officer of Buenaventura. He continued, “We are thrilled to have Juan Carlos join Buenaventura´s operational management team. His vast experience within the mining industry, particularly with underground operations, adds an important dimension to our team that will allow for the execution of key priorities and enable Buenaventura to achieve its vision of further optimizing our operations.”

Mr. Ortiz has more than 25 years of experience in the mining industry. Prior to assuming his new role at Buenaventura, Mr. Ortiz was the Technical Services Manager at Volcan Compañia Minera, a polymetallic mining company and one of the largest zinc, lead and silver producers in the world, where he was responsible for the departments of Engineering, Projects, Planning and Environmental Matters as well as for Volcan’s Alpamarca and Cerro de Pasco operations. Prior to this post, he was Chief Operations Officer at Compañía Minera Milpo (now part of the Nexa Resources Group), where he was responsible for the Cerro Lindo, Atacocha and El Porvenir operations.

Mr. Ortiz received a bachelor’s degree in Mining Engineering from the Pontificia Universidad Católica del Peru in 1992. He also holds a Master’s Degree in Engineering, with a focus on Mineral Engineering Management, from Pennsylvania State University.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Compañia de Minas Buenaventura S.A.A.
In Lima:
Leandro Garcia, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, 646-452 2334
barbara@inspirgroup.com
or
Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   April 23, 2018